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Marblehead
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John A. Hupalo
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News for Immediate Release

First Marblehead Announces Preliminary Estimate of Up-Front Fees in Upcoming Securitization

BOSTON, MA, November 27, 2006 - The First Marblehead Corporation (NYSE: FMD) today announced its estimated up-front structural advisory fees in connection with the proposed securitization of private student loans to be purchased by The National Collegiate Student Loan Trust 2006-4 (the “Trust”). As previously announced, the Trust expects to issue $1.025 billion in principal amount of asset-backed securities and plans to acquire private student loans with a principal and accrued interest balance of approximately $725 million, in a transaction that is scheduled to close on or about December 7, 2006.

In connection with the securitization, the Trust filed today with the Securities and Exchange Commission a Term Sheet providing additional preliminary details regarding the anticipated transaction. As disclosed in the filing, First Marblehead expects to receive up-front structural advisory fees of approximately $89 million, or 12.3% of the private student loan balance securitized, at the closing of the transaction. This revenue estimate is preliminary and subject to change based on a number of factors, including the variance, if any, between the estimated and actual amount of private student loans purchased by the Trust at the time of closing, as well as the pricing of the debt securities to be issued in this transaction, which has not yet been completed. First Marblehead expects to be in a position to estimate the discounted present value of its additional structural advisory fees and residual revenue related to this transaction at approximately the time of closing.

The loans to be securitized in this transaction were originated by several different banks under various loan programs that were structured with the assistance of First Marblehead. The Trust expects that approximately 93% of the loans to be purchased at closing will be “Direct to Consumer” loans and that the remaining 7% of the loans to be purchased at closing will be “School Channel” loans.

About The First Marblehead Corporation.  First Marblehead, a leader in creating solutions for education finance, provides outsourcing services for private, non-governmental, education lending in the United States. The Company helps meet the growing demand for private education loans by providing national and regional financial institutions and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members.

For more information, visit http://www.firstmarblehead.com

The National Collegiate Funding LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that The National Collegiate Funding LLC has filed with the SEC for more complete information about The National Collegiate Funding LLC, the Trust and this offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The National Collegiate Funding LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

This is a “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements, including statements related to the size and composition of the planned purchase of private student loans by The National Collegiate Student Loan Trust 2006-4, the size of the planned issuance of student loan asset-backed notes by The National Collegiate Student Loan Trust 2006-4, the estimated up-front structural advisory fees to be received by The First Marblehead Corporation in connection with the planned transaction and the expected closing date of the transaction. These forward-looking statements are based on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. These forward-looking statements represent First Marblehead’s expectations as of November 27, 2006. Subsequent events may cause our expectations to change, and we disclaim any obligation to update the forward-looking statements in the future. You are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory and competitive and other factors that may cause the size of the offering, the size and composition of the planned purchase of private student loans, the amount of First Marblehead’s up-front structural advisory fees or the timing of events to be materially different than those expressed or implied by forward-looking statements. Important factors that could cause actual results to differ from First Marblehead's expectations include investor response to the offering of the asset-backed securities, conditions in the financial markets, completion of pricing of the asset-backed securities, variance between the estimated and actual amount of private student loans purchased by The National Collegiate Student Loan Trust 2006-4, satisfaction of closing conditions related to the purchase of private student loans and issuance of student loan asset-backed securities by The National Collegiate Student Loan Trust 2006-4, and the other factors set forth under the caption "Risk Factors " in First Marblehead's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006.

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© 2006 First Marblehead